Exhibit 1

ABER DIAMOND CORPORATION P.O. BOX 4569, STATION A TORONTO, ONTARIO, CANADA M5W 4T9 TEL 416.362.2237 FAX 416.362.2230 WWW.ABER.CA

NEWS RELEASE

Aber Reports Results for its First Quarter
of 2006 and Increases Dividend by 67%

June 9, 2005 — Toronto, Canada — ABER DIAMOND CORPORATION (TSE-ABZ, NASDAQ-ABER) announces its first quarter results for the period ended April 30, 2005. The Board of Director's has approved an increase in the common share dividend to US $1.00 per share per annum.

Commenting on Aber's results, Chairman and Chief Executive Officer Robert Gannicott stated, "Operational efficiencies at Diavik have continued to deliver increases in diamond production. Work has also started on the development of both the A-418 open pit and an underground mine to access all three of the existing orebodies. Both our mining and retail segments have performed well over the quarter in a diamond market that continues to strengthen for our core products. The dividend increase reflects the confidence of both management and the Board in Aber's strong financial position, prospects for the future and our strategy of returning surplus cash to shareholders."

Thomas O'Neill, Aber's President and Chief Executive Officer of Harry Winston added, "Harry Winston has performed well in a seasonally slow period. The results were driven by sales of high-end price points and unique one-of-a-kind jewelry on a growing base of more modestly priced jewelry. Worldwide watch sales and jewelry sales growth in Japan have also contributed to our strong operating results".

FIRST QUARTER HIGHLIGHTS

Financial Highlights

	Three months ended April 30, 2005	Three months ended January 31, 2005	Three months ended April 30, 2004	Twelve months ended January 31, 2005
Sales ($ millions)	$110.1	$144.6	$52.3	$385.4
Earnings from operations ($ millions)	$27.6	$39.4	$15.0	$121.8
Net Earnings ($ millions)	$13.6	$29.5	$2.8	$53.1
Earnings per share ($)	$0.23	$0.51	$0.05	$0.92
Cash Earnings per share ($)(1)	$0.53	$1.20	$0.32	$2.96

(1)
Cash earnings per share is not a recognized measure under Canadian GAAP and does not have a standardized meaning prescribed by Canadian GAAP and is therefore unlikely to be comparable to similar measures presented by other issuers. Cash earnings per share is earnings before non-cash income tax expense, non-cash foreign exchange gains (loss), and depreciation and amortization on a per share basis. See "Non-GAAP Performance Measures" in the Company's Management's Discussion and Analysis for the three months ended April 30, 2005, for a reconciliation of earnings to cash earnings.

Production Highlights
(Aber's 40% share of Diavik Mine production)

	Three months ended March 31, 2005	Three months ended December 31, 2004	Three months ended March 31, 2004	Twelve months ended December 31, 2004
Diamond recovered (000s carats)	700	601	615	3,030
Grade (carats/tonne)	3.55	3.30	3.89	3.88
Operating costs, cash ($ millions)	$18.0	$20.1	$15.0	$70.0
Operating costs per carat, cash ($)	$26	$33	$24	$23

"Aber's first quarter results were marked by a strengthening balance sheet and a positive contribution by Harry Winston to our earnings from operations," stated Alice Murphy, Aber's Chief Financial Officer. "Our first dividend increase since establishing a dividend policy in the third quarter of last year reflects both our long-term financial capability and commitment to returning cash to our shareholders."

Returning Value to Shareholders

Aber is pleased to declare a quarterly dividend payment of US$0.25 per share. Shareholders of record at the close of business on June 30, 2005, will be entitled to receive payment of this dividend on July 15, 2005.

Aber remains committed to returning value to shareholders through a combination of dividends and share repurchases. The normal course issuer bid will remain in place to provide a flexible means of returning surplus cash, in excess of the dividend to shareholders, but the significant increase to the dividend reduces the funds available for share repurchases.

Annual Meeting of Shareholders

Aber will hold its Annual Meeting of Shareholders today at 10:00 AM EST at the TSX Conference Centre located at 130 King Street West, Toronto, Ontario. Interested parties unable to attend may listen to a broadcast and slide presentation of the meeting and a review of Aber's first quarter results on the internet at www.aber.ca

This news release contains "forward looking statements" within the meaning of the US Private Securities Litigation Reform Act of 1995. When used in this release, words such as "estimate", "expect", "anticipate", "projected", "planned", "forecasted" and similar expressions are intended to identify forward-looking statements — which are, by their very nature, not guarantees of Aber's future operational or financial performance, and are subject to risks and uncertainties. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this release. Due to risks and uncertainties, actual events may differ materially from current expectations. The Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

About Aber

Aber Diamond Corporation is a specialist diamond company focusing on the mining and retail segments of the diamond industry. The Company supplies rough diamonds to the global market through its 40% ownership in the Diavik Diamond Mine, located off Lac de Gras in Canada's Northwest Territories. Aber also holds a 51% interest in Harry Winston Inc., the premier retailer of diamond jewelry.

For further information, please contact:

Robert A. Gannicott, Chairman and Chief Executive Officer — (416) 362-2237 Amir Kalman, Director, Investor Relations — (416) 362-2237 (ext. 244)